UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 27 October 2009
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X            Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

Issued by Harmony Gold
Mining Company Limited

27 October 2009

For more details contact:

Marian van der Walt
Executive: Corporate and
Investor Relations

on +27 (0)82 888 1242

or

Esha Brijmohan
Investor Relations Officer

on +27 (0)82 759 1775

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228

Harmony’s Target mine accident update: Rescue workers bring two employees to safety
Johannesburg. Tuesday, 27 October 2009. Harmony Gold Mining Company
Limited (Harmony) announced this morning that rescue workers have brought to safety the two employees trapped underground following yesterday’s rockfall at the company’s Target Mine in the Free State.
All employees involved were accounted for at 20:00 last night.
The two rescued employees both sustained injuries and have been admitted to hospital. Their condition is stable.
Two employees died in yesterday’s rockfall, the circumstances of which are being investigated both internally and in conjunction with the Safety Inspectorate of the
Department of Mineral Resources. Production at the mine was stopped by management shortly after the rockfall. Measures are being taken, however, to ensure that the area in the main decline where the rockfall took place is secured and that working places are supported and made safe.
Management extends its deepest condolences to the families, friends and colleagues of the men who died.
Ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 27,  2009
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name:
Frank Abbott
Title: Interim Financial Director